

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 7, 2016

Via E-mail
Philip Thomas
Chief Executive Officer
Long Island Iced Tea Corp.
116 Charlotte Avenue
Hicksville, New York 11801

> **Re:** **Long Island Iced Tea Corp.**
> **Amended Registration Statement on Form S-1/A**
> **Filed June 27, 2016**
> **Response dated July 6, 2017**
> **File No. 333-210669**

Dear Mr. Thomas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2016 letter.

The Offering, page 8

1. We note your response to prior comment 1. With a view to clarifying disclosure in the prospectus, please provide a detailed, chronological timeline of the offering from receipt of indications of interest through the closing of the offering, showing details such as when investors will subscribe for the securities, when and how funds will be paid by investors and who will receive them, when sale of the minimum number of shares is calculated for Nasdaq listing purposes and when closing occurs. Please provide such information assuming the Nasdaq listing (1) is approved and (2) is not approved, resulting in cancellation of some or all of the offering. Please also discuss whether money will be held by broker dealers in connection with the offering.

Philip Thomas
Long Island Iced Tea Corp.
July 7, 2016
Page 2

2.   Please reconcile your response to our prior comment with the Plan of Distribution described on page 75 of your registration statement and with the terms of the Selling Agent Agreement filed as Exhibit 1.1. We note that the prospectus and subscription agreement do not discuss your receipt of indications of interest. It is also unclear whether you could receive funds from some investors but cancel the offering because other investors decide not to go forward with the investment.

        Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel and Mining

cc: Jeffrey Gallant, Esq.
        Graubard Miller